  EXHIBIT 99.1

AMARC FURTHER EXPANDS ITS TOODOGGONE TECHNICAL TEAM

Appoints Gavin Titley, P.Geo, as Vice President, Exploration

& Dr. Farhad Bouzari as Chief Exploration Scientist

February 5, 2026, Vancouver, BC --- Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR; OTCQB: AXREF) is pleased to announce two appointments, expanding and enhancing its technical team.  Gavin Titley, P.Geo., has been appointed as Amarc’s Vice President, Exploration and Farhad Bouzari, Ph.D, as its Chief Exploration Scientist.

“Joining Amarc as Senior Geologist in 2024, Gavin Titley has been Amarc’s on-the-ground project lead for the past two years at the JOY District and on the AuRORA Discovery, and during the drilling-focused program at the Empress copper-gold deposit at the IKE District.  It is my great pleasure to acknowledge Gavin’s excellent work and committment through his appointment as Vice President, Exploration for the Company,” said Amarc President & CEO, Diane Nicolson.

“I am also very excited to welcome Dr. Farhad Bouzari to Amarc’s technical team as its Chief Exploration Scientist.  Farhad has more than 25 years of international experience in mineral exploration, specializing in porphyry copper and related magmatic–hydrothermal mineral systems with an emphasis on the Toodoggone where the JOY District and the AuRORA Discovery are located.”

“These two accomplished individuals will contribute valuable insights to advance our portfolio of district-scale copper-gold projects and build on the team’s outstanding track record of discovery and advancement of porphyry copper deposits in North America.”

Gavin Titley is professional geoscientist with a decade and a half of comprehensive experience exploring and managing copper-gold projects in the Canadian Cordillera. Prior to joining Amarc, he was an Exploration Manager for Northwest Copper Corporation for four years, managing multi-million dollar exploration programs at the Lorraine/Top Cat project and others. From 2017-2020, he was Project Geologist with Mincord Exploration Consultants, carrying out and overseeing field programs exploring for porphyry as well as other deposit types in British Columbia.  He holds a B.Sc degree in Geology from the University of Victoria.

Dr. Farhad Bouzari’s career has focused on improving exploration decision-making in complex and covered terrains.  He is widely recognized for his experience in porphyry mapping and contributions to exploration tool development, including MPIX, MPIX-L, and Porphyry Indicator Minerals (PIMS), which are now used globally to assess fertility, footprint scale, and vectoring within porphyry systems.  Prior to joining Amarc, he spent nearly two decades as a Research Associate at the Mineral Deposit Research Unit (MDRU) at the University of British Columbia, leading large-scale industry, NSERC, and Geoscience BC–funded research programs. Of particular interest to Amarc is his involvement in two MDRU research projects in the Toodoggone region of British Columbia, aimed at establishing the link between porphyry and epithermal occurrences and developing a new exploration framework to improve the appraisal and discovery of these systems. An integrated approach combining field mapping, petrography, lithogeochemistry, and geochronology was used to constrain the exposure levels and timing of porphyry–epithermal clusters. Alteration and geochemical indices, including those above were developed to provide effective vectors toward mineralization [i].

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1 Results are published in the CIM porphyry volume and in-press in the Journal of Economic Geology.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together, this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. Both Freeport and Boliden have earned initial 60% interests.  Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.